UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities and Exchange Act of 1934

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-13585

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CoreLogic, Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CoreLogic, Inc.
40 Pacifica
Irvine, California 92618

CoreLogic, Inc.
401(k) Savings Plan
Table of Contents
At December 31, 2018 and 2017

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Information*
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	9
Signature	10
* All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of
CoreLogic Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CoreLogic, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Irvine, California
June 20, 2019

We have served as the Plan's auditor since 2012.

CoreLogic, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2018 and 2017

	2018	2017
Assets
Participant directed investments, at fair value	$486,851,728	$522,972,638

Receivables:
Notes receivable from participants	8,248,483	7,871,726
Company contribution	9,940,050	10,247,007
Total receivables	18,188,533	18,118,733
Net assets available for benefits	$505,040,261	$541,091,371

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Additions
Net (depreciation)/appreciation in fair value of investments	$(70,619,165)	$62,754,235
Interest and dividend income	32,940,557	19,887,198
Net investment income	(37,678,608)	82,641,433
Interest income on notes receivable from participants	395,690	355,656
Other income	314,795	258,972
Contributions:
Participants	31,368,163	32,369,528
Rollover	9,598,208	4,427,136
Company	11,062,575	10,403,045
Total contributions	52,028,946	47,199,709
Total additions	15,060,823	130,455,770
Deductions
Benefits paid to participants	(52,142,186)	(56,046,379)
Administrative expenses	(146,201)	(137,692)
Total deductions	(52,288,387)	(56,184,071)
(Decrease)/increase in net assets before transfers	(37,227,564)	74,271,699
Net transfer in/(out)	1,176,454	(5,627,986)
Net (decrease)/increase	(36,051,110)	68,643,713
Net Assets Available for Benefits
Beginning of year	541,091,371	472,447,658
End of year	$505,040,261	$541,091,371

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

1. Description of the Plan

The following description of the CoreLogic, Inc. (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by the Company. An employee is eligible to participate in the Plan on the date of hire and if the employee is at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan's trustee and record keeper are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Transfers

As a result of Company acquisitions, for the year ended December 31, 2018, net assets of $1,176,454 were transferred into the Plan.

On December 29, 2017, Speedy Title & Appraisal Review Services, LLC ceased to be an active adopting employer of the Plan and employees who had previously participated in the Plan had their account balances transferred to the STARS 401(k) Savings Plan. At the transfer date, the total fair value of accounts transferred was $5,627,986. Included in the transfer were participant investments of $5,445,953 and notes receivable from participants of $182,033.

Contributions

Participants may contribute on a pre-tax and/or after-tax Roth basis from 1% to 80% of annual eligible compensation.  Participants who are age 50 or older can make additional catch up contributions. Contributions are subject to Internal Revenue Service ("IRS") limitations.

Discretionary matching amounts may be contributed by the Company at the discretion of the Company's Board of Directors. For the years ended December 31, 2018 and 2017, the Company matched 50% of the first 6.0% of each eligible participant's compensation to the Plan. In addition to the match, for certain qualifying employees, for the year ended December 31, 2018, the Company made a one-time discretionary contribution. Company contributions for the years ended December 31, 2018 and 2017 were $11,062,575 and $10,403,045, respectively, which was mainly funded during their corresponding second quarter and invested based on each eligible participant's investment elections under the Plan. The Plan is subject to certain non-discrimination rules under ERISA and IRS guidelines. For the years ended December 31, 2018 and 2017, the Plan passed all non-discrimination tests.

Participants may also rollover distributions from other qualified 401(k) plans or Individual Retirement Accounts ("IRA").

Participant Accounts

Participant account activity may include a participant's own contributions and any Company contributions, investment earnings or losses. Allocations of Company contributions are based on participant compensation and participant contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and the Company's contributions, plus actual earnings thereon.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

Investment Options

The Plan currently offers various mutual funds, including asset allocation strategy mutual funds and a Company stock fund as investment options for participants. A participant may direct contributions in 1% increments to any of the available investment options, one of which is the option to invest in shares of the Company. Investment options may be changed at any time.

Payment of Benefits

The Plan allows for participant withdrawals in lump sum amounts upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the Internal Revenue Code ("IRC"), and from any amounts rolled over from a 401(k) plan or IRA.

Notes Receivable from Participants

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Plan's administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant's account balance or $50,000. Participants may have only one note outstanding at a time. Notes that are rolled into the Plan in connection with an acquisition by the Company will not be included in determining whether a participant has more than one outstanding note.

Note terms are determined based on the provisions established by the Plan's administrative committee. Notes are collateralized by the balance in the participant's account and bear a rate of interest that is reasonable at the time the note is made, as determined by the Plan's administrative committee. Notes are fully amortized and paid back through principal and interest via payroll deduction or other method as determined by the Plan's administrative committee if payroll deduction is not available to the participant. A participant may fully repay a note at any time without penalty; however, partial prepayments are not permitted. As of December 31, 2018 the rates of interest on outstanding notes ranged from 3.25% to 9.25% with various maturities through December 2028.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Plan investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in common stock are stated at quoted market prices. See Note 3 - Fair Value Measurements, for discussion of fair value measurements.
Shares of mutual funds and money market funds are valued at the net asset value of the shares held by the Plan at year-end. Investments in security transactions are accounted for on the date securities are purchased or sold. Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.
The Plan presents in the statements of changes in net assets available for benefits the net depreciation/appreciation in the fair value of its investments which consists of the realized losses/gains and the unrealized depreciation/appreciation on those investments.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

Notes Receivable from Participants

Notes from participants are measured at unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on an accrual basis as earned.

Expenses

Certain administrative expenses related to operating and maintaining the Plan are paid by the Company. Certain investment and transaction fees are paid by participants in the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities. In addition, estimates and assumptions are utilized in determining disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3. Fair Value Measurements

When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

A fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 measurements utilize observable inputs in active markets for similar assets and liabilities, or, quoted prices in markets that are not active.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of the mutual fund investments are valued at the net asset value of shares held by the Plan at year end. The Plan's valuation methodology used to measure the fair values of common stock and mutual funds were derived from quoted market prices, as all of these instruments are traded in active markets.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

Investments Measured at Fair Value

The following tables present the financial assets the Plan measures at fair value on a recurring basis, based on such fair value hierarchy:

	Fair Value Measurements Using Input Type			Total Fair Value As of
	Level 1	Level 2	Level 3	December 31, 2018
Mutual funds	$465,896,902	$—	$—	$465,896,902
Common Stock	20,954,826	—	—	20,954,826
Total investments measured at fair value	$486,851,728	$—	$—	$486,851,728

	Fair Value Measurements Using Input Type			Total Fair Value As of
	Level 1	Level 2	Level 3	December 31, 2017
Mutual funds	$492,386,721	$—	$—	$492,386,721
Common stock	30,585,917	—	—	30,585,917
Total investments measured at fair value	$522,972,638	$—	$—	$522,972,638

4. Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbed certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total administrative expenses paid by the Company were $54,347 and $5,462 for the years ended December 31, 2018 and 2017, respectively. Plan expenses, including expenses of the Plan's administrative committee and the Plan's trustee, to the extent not paid by the Plan, are paid by the Company.

The Plan held 626,972 shares of common stock of CoreLogic, Inc. with an aggregate fair value of $20,954,826 at December 31, 2018. The Plan made purchases of $376,147 and sales of $1,079,322 of shares of common stock of CoreLogic during 2018. The Plan held 661,853 shares of common stock of CoreLogic, Inc. with an aggregate fair value of $30,585,917 at December 31, 2017. The Plan made purchases of $138,914 and sales of $1,349,767 of shares of common stock of CoreLogic during 2017.

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research ("FMR") Company. Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc. are related entities to FMR, are the trustee and record keeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fair value of such investments totaled $64,869,270 and $72,258,185 at December 31, 2018 and 2017, respectively.

5. Federal Income Tax Status

The Plan has received a determination letter dated January 30, 2014, from the IRS that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Tax positions taken by the Plan have been analyzed and it has been concluded that, as of December 31, 2018, there are no uncertain positions taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

6. Risks and Uncertainties

The Plan provides for investment options in various funds that invest in equity and debt securities. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan's exposure to a concentration of credit risk is dependent upon the investments selected by the participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements. Net assets available for benefits held in CoreLogic common stock were $20,954,826 and $30,585,917 as of December 31, 2018 and 2017, respectively. These investments comprised approximately 4.3% and 5.8%, respectively, of the Plan's net assets. The underlying value of the Company's stock is impacted by the performance of the Company, the market's evaluation of such performance and other factors.

7. Plan Amendments

During 2018, the Plan received a spin-off of assets from the ADP Plan of account balances of former employees of Myriad Development, Inc.; made a fixed non-elective contribution in the amount of $675 to each participant eligible to receive such contribution; expanded the eligibility hardship distribution to include participants affected by Hurricane Maria in addition to wildfires in California; and eliminated hardship withdrawal rules which includes allowing hardship withdrawals without first obtaining a loan and removing the six month suspension of employee deferrals upon taking a hardship withdrawal.

During 2017, the Plan expanded the eligibility for hardship distributions to include participants affected by Hurricanes Harvey and Irma as well as eliminated limits on withdrawals after attainment of age 59.5.

CoreLogic, Inc.
401(k) Savings Plan
EIN: 95-1068610 PN: 001
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
December 31, 2018

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

	T. Rowe Price	TRP Equity Index 500	N/A	40,252,044
	T. Rowe Price	TRP Retirement 2030	N/A	37,432,675
	MFS	MFS Emerging Growth Fund Class R4	N/A	37,210,069
	Vanguard Treasury Money Market Fund Investor Shares	Vang Treasury MM	N/A	29,801,333
	T. Rowe Price	TRP Retirement 2035	N/A	28,789,421
	JP Morgan	JPM US Small Co Inst	N/A	28,563,864
	T. Rowe Price	TRP Retirement 2025	N/A	28,415,186
*	Fidelity Group	Fidelity Balanced Fund	N/A	28,131,316
	Janus Triton	Janus Triton I	N/A	27,751,066
	T. Rowe Price	TRP Retirement 2040	N/A	25,887,274
	JP Morgan	JPM US Research Enhanced Equity L	N/A	21,746,591
*	Corelogic, Inc.	626,972 of shares of common stock	N/A	20,954,826
*	Fidelity Group	Fidelity Low Priced Stock Fund	N/A	20,044,539
	T. Rowe Price	TRP Retirement 2045	N/A	19,219,579
	T. Rowe Price	TRP Retirement 2020	N/A	18,921,592
	The Hartford	HTFD International Opportunities Y	N/A	18,430,780
*	Fidelity Group	Fidelity U.S. Bond Index Fund	N/A	16,693,415
	T. Rowe Price	TRP Retirement 2050	N/A	8,968,941
	iShares	IS MSCI EAFE Intl Index Fund A	N/A	5,982,991
	Baird	BAIRD Short-Term Bond Inst	N/A	5,381,572
	T. Rowe Price	TRP Equity Income	N/A	3,737,419
	T. Rowe Price	TRP Retirement 2015	N/A	3,214,778
	Wells Fargo	WF Core Bond Inst	N/A	3,090,653
	T. Rowe Price	TRP Retirement 2055	N/A	3,067,923
	PGIM	PGIM QMA Small Cap Value Fund Z	N/A	2,638,931
	T. Rowe Price	TRP Retirement 2010	N/A	917,782
	T. Rowe Price	TRP Retirement 2005	N/A	852,728
	T. Rowe Price	TRP Retirement 2060	N/A	752,440
			Subtotal	486,851,728
*	Participant loans	Fully amortized with various maturities through December 2028 and interest rates ranging from 3.25% to 9.25%	N/A	8,248,483
				$495,100,211
*	Denotes party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrative committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoreLogic, Inc.
401(k) Savings Plan

Date:	June 20, 2019	By:	/s/ James L. Balas
James L. Balas
Chief Financial Officer (Principal Financial Officer)
CoreLogic, Inc.